SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13 and
15(d) of the Securities Exchange Act of 1934

Commission File Number 333-55046

**The Savings and Investment Program for Employees of Union
Carbide Corporation and Participating Subsidiary Companies**
(exact name of registrant as specified in its charter)

**2030 Dow Center
Midland, Michigan 48674
(989) 636-1000**
(address, including zip code, and telephone number,
including area code, of registrant's principal executive
offices)

**Participants' Interests in The Savings and Investment
Program for Employees of Union Carbide Corporation and
Participating Subsidiary Companies**
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the
appropriate rule provision(s) relied upon to terminate or
suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [   ]   Rule 12h-3(b)(1)(ii)[   ]
Rule 12g-4(a)(1)(ii)[   ]   Rule 12h-3(b)(2)(i) [   ]
Rule 12g-4(a)(2)(i) [   ]   Rule 12h-3(b)(2)(ii)[   ]
Rule 12g-4(a)(2)(ii)[   ]   Rule 12h-3(b)(3)   [   ]
Rule 12h-3(b)(1)(i) [X]   Rule 15d-6   [X]

Approximate number of holders of record as of the
certification or notice date:

None

Pursuant to the requirements of the Securities Exchange Act of 1934, The Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: February 28, 2003

      THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN,
SUCCESSOR BY MERGER TO THE SAVINGS
AND INVESTMENT PROGRAM FOR
EMPLOYEES OF UNION CARBIDE
CORPORATION AND PARTICIPATING
SUBSIDIARY COMPANIES

BY: /S/ FRANK H. BROD
NAME: FRANK H. BROD
TITLE: ATTORNEY-IN-FACT